UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Allos Therapeutics, Inc.

(Name of Subject Company (Issuer))

Sapphire Acquisition Sub, Inc.

(Offeror)

a wholly owned subsidaiary of

Spectrum Pharmaceuticals, Inc.

(Parent of Offeror)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Rajesh C. Shrotriya, M.D.

Spectrum Pharmaceuticals, Inc.

11500 South Eastern Ave., Suite 240

Henderson, Nevada 89052

(702) 835-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

R. Scott Falk, Esq. Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654 (312) 862-2200	Eva H. Davis, Esq. Kirkland & Ellis LLP 333 South Hope Street Los Angeles, California 90071 (213) 680-8400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$218,545,445.26	$25,043.31

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 113,235,982 shares of Allos Therapeutics, Inc. common stock (assuming full vesting and settlement in common stock of issued and outstanding restricted stock unit awards and exercise of issued and outstanding stock options with an exercise price of less than $1.82) at a price of $1.93 per share.

(2)	Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid:	$25,043.31	Filing Party:	Spectrum Pharmaceuticals, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 16, 2012

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relating to the tender offer by Sapphire Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Allos Therapeutics, Inc., a Delaware corporation (“Allos”), at a price of $1.82 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, plus one contingent value right to receive additional consideration of $0.11 per share in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated April 13, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Items 1 through 9 and 11

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

(1) The second sentence of the seventh paragraph in the subsection captioned “Allos’ Further Consideration of Strategic Alternatives and the Merger Agreement” of Section 10—“Background of the Offer; Past Contacts or Negotiations with Allos” is replaced with the following sentence:

“At that meeting, the Company Board authorized Mr. Berns to deliver a letter to Company X indicating that, while the Company Board had not come to any conclusion on a price at which it would be prepared to sell Allos, a value in the range of $2.00—$2.20 per share in up-front consideration, as had been proposed by Parent in its September 2011 correspondence with Allos, would be consistent with the Company Board’s expectations regarding the consideration to be offered.”

(2) The first sentence of the eighth paragraph in the subsection captioned “Allos’ Further Consideration of Strategic Alternatives and the Merger Agreement” of Section 10—“Background of the Offer; Past Contacts or Negotiations with Allos” is replaced with the following sentence:

“Discussions between members of Allos’ senior management, J.P. Morgan and Company X senior management continued following the December 28, 2011 meeting of the Company Board and, on January 3, 2012, Allos received a revised proposal from Company X to acquire Allos for total consideration consisting of $110 million in cash, $55 million in Company X common stock and $30 million in contingent payments if certain yet to be determined post-closing contingencies were satisfied, for aggregate consideration of $195 million (assuming full satisfaction of all post-closing contingencies).”

(3) The second sentence of the seventeenth paragraph in the subsection captioned “Allos’ Further Consideration of Strategic Alternatives and the Merger Agreement” of Section 10—“Background of the Offer; Past Contacts or Negotiations with Allos” is replaced with the following sentence:

“Following discussion, the Allos transaction committee determined to move forward with negotiations with Company X based on the financial terms offered, but subject to agreement on the additional terms of Company X’s proposal, and requested that Allos’ senior management and J.P. Morgan coordinate with Company X regarding the preparation of definitive transaction documentation, and continue to seek improved terms with respect to the contingent value rights offered by Company X.”

(4) The sixth sentence of the forty-first paragraph in the subsection captioned “Allos’ Further Consideration of Strategic Alternatives and the Merger Agreement” of Section 10—“Background of the Offer; Past Contacts or Negotiations with Allos” is replaced with the following sentence:

“During its discussion, the Company Board noted that significant issues remained outstanding with respect to the Company X merger agreement, including continued concerns about the conditionality of Company X’s proposal (including but not limited to the need for Company X to complete its due diligence of Allos), Company X had stated on a number of occasions to both Allos’ senior management and J.P. Morgan that it was not prepared to further improve its proposed purchase price, and that both the purchase price and the other terms of the Parent proposal were more favorable to Allos and its stockholders than the Company X proposal.”

(5) The eighth sentence of the forty-first paragraph in the subsection captioned “Allos’ Further Consideration of Strategic Alternatives and the Merger Agreement” of Section 10—“Background of the Offer; Past Contacts or Negotiations with Allos” is replaced with the following sentence:

“Following that discussion and consideration of the relative risks and benefits, the Company Board determined not to inform Company X that it was in discussions with another party or to request that Company X improve its proposed purchase price prior to the execution of the draft Merger Agreement in the event Allos and Parent were able to agree on the final terms of a transaction within the next several days.”

(6) The third sentence of the fifty-first paragraph in the subsection captioned “Allos’ Further Consideration of Strategic Alternatives and the Merger Agreement” of Section 10—“Background of the Offer; Past Contacts or Negotiations with Allos” is replaced with the following sentence:

“Allos’ senior management also provided an update concerning the status of negotiations with Company X, noted that the Company X proposal remained on the same financial terms previously described to the Company Board, that significant conditionality remained with respect to the Company X proposal and that it was unlikely that Allos and Company X would be able to agree on a definitive Company X merger agreement and related documentation until some time the following week at the earliest.”

(7) The first paragraph in the subsection captioned “No Solicitation of an Acquisition Proposal” in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and restated as follows:

“No Solicitation of an Acquisition Proposal. Allos agreed that it shall not, and shall not permit its subsidiaries or permit its or any of such subsidiaries’ directors, officers, employees, investment bankers, agents, attorneys, accountants or other advisors or representatives, whom we refer to collectively as “representatives,” to, directly or indirectly:

•

solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal (as defined below) or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal;

•

furnish any information regarding Allos or any of its subsidiaries to any person in connection with or in response to any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal;

•

engage in discussions or negotiations with any person relating to any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal;

•	approve, endorse or recommend any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal; or

•

enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Proposal or any inquiries, indications of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal.

Parent and Allos agree that, under Section 5.4(a) of the Merger Agreement, Allos may furnish information to or enter into discussions or negotiations with any person making an Acquisition Proposal (other than an Acquisition

Proposal resulting from a breach of Section 5.4 of the Merger Agreement) that is reasonably likely to lead to a Superior Offer upon the Company Board’s conclusion in good faith, after having consulted with its outside legal counsel, that failure to take such action would reasonably constitute a breach of the fiduciary duties of the Company Board to Allos’ stockholders under applicable law and Allos’ receipt from such Person of an executed confidentiality agreement compliant with clause (C) of Section 5.4(a) of the Merger Agreement (it being understood that, should the Company Board reach such a conclusion before the expiration of the two business day period set forth in clause (C) of Section 5.4(a) of the Merger Agreement, Allos shall fulfill its obligations to provide such notice and information as promptly as practicable).”

(8) The following paragraph is inserted as the last paragraph in the subsection captioned “Certain Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“On May 7, 2012, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the actions pending in the Delaware Court of Chancery and the United States District Court for the District of Colorado signed a memorandum of understanding (the “MOU”) regarding a proposed settlement of all claims asserted in the actions related to the Offer and the Merger. In connection with the MOU, Allos has agreed to further amend the Schedule 14D-9 to include certain supplemental disclosures. The settlement is contingent upon, among other items, the execution of a formal stipulation of settlement and court approval, as well as the Merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of the relevant class of Allos’ stockholders from all claims arising out of the Offer and the Merger, upon which occurrence defendants will seek termination of any and all continuing shareholder actions in which the released claims are asserted. In the event the settlement is not approved or such conditions are not satisfied, Allos will continue to vigorously defend all the actions related to the Offer and the Merger. This summary of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU, which is filed as Exhibit (a)(1)(N) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(N)	Memorandum of Understanding (incorporated by reference to Exhibit (g)(6) to Amendment No. 4 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on May 7, 2012)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2012

SAPPHIRE ACQUISITION SUB, INC.

By:	/s/ Brett L. Scott
Name:	Brett L. Scott
Title:	Chief Financial Officer

SPECTRUM PHARMACEUTICALS, INC.

By:	/s/ Brett L. Scott
Name:	Brett L. Scott
Title:	Senior Vice President and Acting Chief Financial Officer

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2012*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on April 13, 2012 in the New York Times*

(a)(1)(G)	Joint Press Release issued April 5, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report of Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(a)(1)(H)	Complaint filed in the United States District Court for the District of Colorado, captioned Radmore v. Allos Therapeutics, Inc., et al. (incorporated by reference to Exhibit (g)(1) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

(a)(1)(I)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Keucher v. Berns et al. (incorporated by reference to Exhibit (g)(2) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

(a)(1)(J)	Press Release issued by Spectrum Pharmaceuticals, Inc. on April 16, 2012*

(a)(1)(K)	Amended Complaint, filed in the Court of Chancery of the State of Delaware, captioned Keucher v. Berns et al. (incorporated by reference to Exhibit (g)(3) to Amendment No. 2 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 24, 2012)*

(a)(1)(L)	Second Amended Class Complaint, filed in the Court of Chancery of the State of Delaware, captioned In re Allos Therapeutics, Inc. Shareholders Litigation (incorporated by reference to Exhibit (g)(4) to Amendment No. 2 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 24, 2012)*

(a)(1)(M)	Amended Complaint, filed in the United States District Court for the District of Colorado, captioned Radmore v. Allos Therapeutics, Inc. et al. (incorporated by reference to Exhibit (g)(5) to Amendment No. 3 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on May 1, 2012)*

(a)(1)(N)	Memorandum of Understanding (incorporated by reference to Exhibit (g)(6) to Amendment No. 4 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on May 7, 2012)

(d)(1)	Agreement and Plan of Merger, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and Allos Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(d)(2)	Form of Contingent Value Rights Agreement to be entered into by and among the Allos Therapeutics, Inc., Spectrum Pharmaceuticals, Inc. and a Rights Agent to be designated (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(d)(3)	Form of Voting and Tender Agreement among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and the stockholders set forth therein (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(d)(4)	Commitment Letter, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated*

(d)(5)	Confidentiality Agreement, dated as of September 23, 2011, by and among Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

Exhibit No.	Description

(d)(6)	Letter Agreement, dated as of March 19, 2012, between Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012*

(d)(7)	Letter Agreement, dated as of March 30, 2012, between Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012*

*	Previously filed.